Exhibit (a)(5)(v)
RealNetworks Secures 99% of WiderThan Shares; Extends Subsequent Offering Period of Tender Offer
SEATTLE—November 13, 2006—RealNetworks, Inc. (NASDAQ: RNWK) today announced that it will extend the subsequent offering period for its tender offer to purchase up to all of the issued and outstanding common shares and American Depositary Shares of WiderThan Co., Ltd. (NASDAQ: WTHN) at a price of $17.05 per common share and per ADS. The subsequent offering period is now scheduled to expire at 12:00 midnight, New York City time, on Friday, November 24, 2006.
As of midnight, New York City time, on Friday, November 10, 2006, an aggregate of 2,840,329 common shares and 16,761,934 ADSs, together representing approximately 99% of the outstanding common shares of WiderThan, including common shares underlying tendered ADSs, were validly tendered and accepted for payment.
The tender offer was made pursuant to the Offer to Purchase and Letter of Transmittal, each filed with the Securities and Exchange Commission on September 29, 2006, as amended and supplemented. The purpose of the subsequent offering period is to enable holders of WiderThan common shares and ADSs who have not yet tendered their common shares and ADSs to participate in the offer and receive $17.05 net per common share and per ADS on an expedited basis. RealNetworks will pay for any common shares and ADSs tendered in the subsequent offering period promptly after such common shares and ADSs are validly tendered. Common shares and ADSs that are properly tendered, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, pursuant to Rule 14d-7(a)(2) under the Securities and Exchange Act of 1934, as amended. All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by RealNetworks, as amended and supplemented.
Notice to Investors
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY WIDERTHAN COMMON SHARES AND AMERICAN DEPOSITARY SHARES IS MADE PURSUANT TO THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS THAT REALNETWORKS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 2006, AS AMENDED AND SUPPLEMENTED. WIDERTHAN SHAREHOLDERS AND OTHER INVESTORS SHOULD READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. WIDERTHAN SHAREHOLDERS AND OTHER INVESTORS CAN OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO’, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.
For More Information Contact
For RealNetworks:
Press: Bill Hankes, RealNetworks, (206) 892-6614, bhankes@realnetworks.com
Financial: Roy Goodman, RealNetworks, (206) 674-2330, rgoodman@realnetworks.com
For WiderThan:
Press: Melissa Mirabile, Fleishman-Hillard for WiderThan (914) 841-5180, melissa.mirabile@fleishman.com
Financial: Tania Almond, WiderThan, (571) 521-1080, ir@widerthan.com
ABOUT REALNETWORKS
RealNetworks, Inc. is a leading creator of digital media services and software including Rhapsody®, RealPlayer® 10 and casual PC and mobile games. Broadcasters, network operators, media companies and enterprises use RealNetworks’ products and services to create and deliver digital media to PCs, mobile phones and consumer electronic devices. Consumers can access and experience audio/video programming and download RealNetworks’ consumer software at http://www.real.com. RealNetworks’ systems and corporate information are located at http://www.realnetworks.com.